UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731094108

(CUSIP Number)

Barry Honig

555 South Federal Highway #450,

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		522,300 (1)
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		213,778 (2)
WITH
	9	SOLE DISPOSITIVE POWER:

522,300 (1)

	10	SHARED DISPOSITIVE POWER:

213,778 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

736,078 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (based on 7,357,150 shares outstanding as of February 14, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)

Includes (i) 518,400 shares of common stock and (ii) 3,900 shares of common stock underlying Series A Convertible Preferred Stock. Excludes (i) 159,283 shares of common stock underlying Series A Convertible Preferred Stock and (ii) 269,608 shares of common stock underlying Series B Convertible Preferred Stock. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)

Includes (i) 74,439 shares common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (ii) 494 shares common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”), (iii) 121,361 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (iv) 16,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ”) and (v) 1,484 shares of common stock held by Barry & Renee Honig Charitable Foundation, Inc. (“Foundation”). Mr. Honig is the trustee of Roth 401K and 401K and the President of GRQ and Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Honig’s wife, Renee Honig, is the trustee of Renee 401K. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Roth 401K, (ii) 27,273 shares of common stock underlying Series F Convertible Preferred Stock held by Renee 401K, (iii) 109,091 shares of common stock underlying Series F Convertible Preferred Stock held by 401K, (iv) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Foundation, (v) 40,909 shares of common stock underlying outstanding warrants held by Roth 401K, (vi) 13,637 shares of common stock underlying outstanding warrants held by Renee 401K, (vii) 54,546 shares of common stock underlying outstanding warrants held by 401K and (viii) 40,909 shares of common stock underlying outstanding warrants held by Foundation. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		74,439 (1)
WITH
	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

74,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,439(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.01% (based on 7,357,150 shares outstanding as of February 14, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)	Includes 74,439 shares common stock held by Roth 401K. Mr. Honig is the trustee of Roth 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Roth 401K and (ii) 40,909 shares of common stock underlying outstanding warrants held by Roth 401K. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	8	SHARED VOTING POWER:
PERSON
WITH
121,361 (1)

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

121,361 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,361(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.651% (based on 7,357,150 shares outstanding as of February 14, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)	Includes 121,361 shares of common stock held by 401K. Mr. Honig is the trustee of 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Excludes (i) 109,091 shares of common stock underlying Series F Convertible Preferred Stock held by 401K and (ii) 54,546 shares of common stock underlying outstanding warrants held by 401K. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		16,000 (1)
WITH
	9	SOLE DISPOSITIVE POWER:

		0

	10	SHARED DISPOSITIVE POWER:

		16,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.22% (based on 7,357,150 shares outstanding as of February 14, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Includes 16,000 shares common stock held by GRQ. Mr. Honig is the President of GRQ and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry & Renee Honig Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		1,484 (1)
WITH
	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

1,484 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,484(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02% (based on 7,357,150 shares outstanding as of February 14, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Includes 1,484 shares of common stock held by Foundation. Mr. Honig is the President of Foundation and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Foundation and (ii) 40,909 shares of common stock underlying outstanding warrants held by Foundation. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 615 Arapeen Drive, Salt Lake City, UT 84108.

Item 2. Identity and Background

(a) This statement is being filed by Barry Honig, Roth 401K, 401K, GRQ and Foundation (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 555 South Federal Highway #450, Boca Raton, FL 33432.

(c) N/A.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida.

Item 3. Source and Amount of Funds or Other Considerations

All of the Issuer’s securities were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, as more fully described below.

The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the Reporting Person may engage in discussions with management and security holders of the Issuer regarding the complexion of the Issuer’s board of directors and options for increasing shareholder value. The Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as the Reporting Person deems necessary or appropriate in connection with the Reporting Person’s interest in the Issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, the Reporting Person may develop plans and proposals to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the Issuer, derivative securities related to securities of the Issuer or other securities related to the Issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Person with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Pursuant to the Subscription Agreement for the Issuer’s Series A Convertible Preferred Stock and Series F Convertible Preferred Stock, for as long as the Lead Investor (as defined in the Subscription Agreements) holds securities (the “Prohibition Period”) except with respect to certain issuances, the Issuer shall not incur any senior debt or issue any preferred stock with liquidation rights senior to the securities sold thereunder or enter into any equity line of credit or similar agreement, nor issue nor agree to issue any common stock, common stock equivalents, floating or variable priced equity linked instruments nor any of the foregoing or equity with price reset rights (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like). The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the Lead Investor rights and related matters.

Item 5. Interest in Securities of the Issuer

(a) Barry Honig beneficially owns, together with all affiliates, an aggregate of 736,078 shares of the Issuer’s common stock, or 9.99% (based on 7,357,150 shares outstanding as of February 14, 2018) of the Issuer’s issued and outstanding shares of common stock. This beneficial ownership:

(1)

Includes (i) 518,400 shares of common stock and (ii) 3,900 shares of common stock underlying Series A Convertible Preferred Stock. Excludes (i) 159,283 shares of common stock underlying Series A Convertible Preferred Stock and (ii) 269,608 shares of common stock underlying Series B Convertible Preferred Stock. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)

Includes (i) 74,439 shares common stock held by Roth 401K, (ii) 494 shares common stock held by Renee 401K, (iii) 121,361 shares of common stock held by 401K, (iv) 16,000 shares of common stock held by GRQ and (v) 1,484 shares of common stock held by Foundation. Mr. Honig is the trustee of Roth 401K and 401K and the President of GRQ and Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Honig’s wife, Renee Honig, is the trustee of Renee 401K. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Roth 401K, (ii) 27,273 shares of common stock underlying Series F Convertible Preferred Stock held by Renee 401K, (iii) 109,091 shares of common stock underlying Series F Convertible Preferred Stock held by 401K, (iv) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Foundation, (v) 40,909 shares of common stock underlying outstanding warrants held by Roth 401K, (vi) 13,637 shares of common stock underlying outstanding warrants held by Renee 401K, (vii) 54,546 shares of common stock underlying outstanding warrants held by 401K and (viii) 40,909 shares of common stock underlying outstanding warrants held by Foundation. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(b) Barry Honig may be deemed to hold sole voting and dispositive power over 522,300 shares of common stock(1) and shared voting and dispositive power over 213,778 shares of common stock(2). Roth 401K may be deemed to hold shared voting and dispositive power over 74,439 shares of common stock(3). 401K may be deemed to hold shared voting and dispositive power over 121,361 shares of common stock(4). GRQ may be deemed to hold shared voting and dispositive power over 16,000 shares of common stock(5). Foundation may be deemed to hold shared voting and dispositive power over 1,484 shares of common stock(6).

(1)

Includes (i) 518,400 shares of common stock and (ii) 3,900 shares of common stock underlying Series A Convertible Preferred Stock. Excludes (i) 159,283 shares of common stock underlying Series A Convertible Preferred Stock and (ii) 269,608 shares of common stock underlying Series B Convertible Preferred Stock. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(2)

Includes (i) 74,439 shares common stock held by Roth 401K, (ii) 494 shares common stock held by Renee 401K, (iii) 121,361 shares of common stock held by 401K, (iv) 16,000 shares of common stock held by GRQ and (v) 1,484 shares of common stock held by Foundation. Mr. Honig is the trustee of Roth 401K and 401K and the President of GRQ and Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Honig’s wife, Renee Honig, is the trustee of Renee 401K. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Roth 401K, (ii) 27,273 shares of common stock underlying Series F Convertible Preferred Stock held by Renee 401K, (iii) 109,091 shares of common stock underlying Series F Convertible Preferred Stock held by 401K, (iv) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Foundation, (v) 40,909 shares of common stock underlying outstanding warrants held by Roth 401K, (vi) 13,637 shares of common stock underlying outstanding warrants held by Renee 401K, (vii) 54,546 shares of common stock underlying outstanding warrants held by 401K and (viii) 40,909 shares of common stock underlying outstanding warrants held by Foundation. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)

Includes 74,439 shares common stock held by Roth 401K. Mr. Honig is the trustee of Roth 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Roth 401K and (ii) 40,909 shares of common stock underlying outstanding warrants held by Roth 401K. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(4)	Includes 121,361 shares of common stock held by 401K. Mr. Honig is the trustee of 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Excludes (i) 109,091 shares of common stock underlying Series F Convertible Preferred Stock held by 401K and (ii) 54,546 shares of common stock underlying outstanding warrants held by 401K. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(5)	Includes 16,000 shares common stock held by GRQ. Mr. Honig is the President of GRQ and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

(6)	Includes 1,484 shares of common stock held by Foundation. Mr. Honig is the President of Foundation and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Excludes (i) 81,818 shares of common stock underlying Series F Convertible Preferred Stock held by Foundation and (ii) 40,909 shares of common stock underlying outstanding warrants held by Foundation. Each of the Series F Convertible Preferred Stock and outstanding warrants contain an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(c)

Entity	Date	Action	Quantity	Price per share
GRQ Consultants, Inc. 401K
	12/14/2017	Purchase	29,198	$22.1416
	12/18/2017	Purchase	2,400	$23.8908
	12/21/2017	Purchase	1,500	$22.7067
	1/5/2018	Sale	3,865	$23.9732
	1/9/2018	Sale	15,000	$24.9176
	1/10/2018	Sale	1,300	$25.1000
	1/18/2018	Purchase	40,000	$22.0317
	1/19/2018	Sale	5,500	$22.7602
	1/19/2018	Purchase	4,800	$22.2952
	1/19/2018	Sale	1,483	$22.8593
	1/22/2018	Purchase	700	$22.4100
	1/24/2018	Purchase	2,900	$21.7066
	1/31/2018	Purchase	24,709	$20.7559
	2/1/2018	Purchase	2,000	$20.8010
	2/7/2018	Purchase	26,523	$19.8272
GRQ Consultants, Inc. Roth 401K FBO Barry Honig
	12/15/2017	Purchase	16,400.00	$24.5585
	12/19/2017	Purchase	7,000.00	$22.5951
	12/20/2017	Purchase	2,800.00	$22.5384
	12/26/2017	Sale	7,500.00	$23.9807
	12/27/2017	Sale	4,400.00	$24.0637
	12/28/2017	Purchase	2,500.00	$22.9000
	12/29/2017	Purchase	12,596.00	$22.8335
	1/2/2018	Purchase	2,000.00	$22.7635
	1/2/2018	Sale	400	$23.3000
	1/3/2018	Purchase	3,400.00	$23.0650
	1/5/2018	Sale	14,300.00	$23.9732
	1/8/2018	Purchase	2,000.00	$24.0614
	1/8/2018	Sale	1,000.00	$24.5349
	1/9/2018	Sale	14,788.00	$24.9286
	1/9/2018	Sale	5,000.00	$24.9176
	1/11/2018	Sale	1,308.00	$24.6400
	1/17/2018	Purchase	20,420.00	$22.2163
	1/16/2018	Sale	3,000.00	$24.9500
	1/16/2018	Purchase	3,000.00	$23.8683
	1/30/2018	Purchase	20,111.00	$20.3005
	2/2/2018	Purchase	20,280.00	$19.7135
	2/6/2018	Purchase	8,100.00	$20.2035
	2/9/2018	Purchase	5,726.00	$19.0233
	2/9/2018	Sale	2,712.00	$19.1291
	2/12/2018	Purchase	5,120.00	$18.4975
GRQ Consultants, Inc.
	2/2/2018	Purchase	3,250	$19.5923
	2/5/2018	Purchase	5,750	$20.1189
	2/7/2018	Purchase	6,000	$19.4823
	2/8/2018	Purchase	1,000	$19.5450

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 736,078 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among Barry Honig, GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K, GRQ Consultants, Inc. and Barry & Renee Honig Charitable Foundation, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018		/s/ Barry Honig
Barry Honig

Dated: February 14, 2018	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: February 14, 2018	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: February 14, 2018	GRQ CONSULTANTS, INC.

	By:	/s/ Barry Honig
Barry Honig, President

Dated: February 14, 2018	Barry & Renee Honig Charitable Foundation, Inc.

	By:	/s/ Barry Honig
Barry Honig, President